Exhibit 19.1
Celestica
Insider Trading Policy
Amended and Restated Effective January 1, 2025
As Celestica Inc. (“Celestica”) is a public company, members of its Board of Directors (“Directors”), its officers, its other employees, and employees of its subsidiaries (collectively with Directors, “Company Personnel”), among others, have certain legal responsibilities concerning the disclosure and use of undisclosed “material information”. The purpose behind this Insider Trading Policy is to assist Company Personnel in complying with the prohibitions under applicable securities laws against tipping and insider trading in securities of Celestica and other public companies in certain instances.
Because Company Personnel may have, in the ordinary course, access to material information concerning Celestica (and other public companies) before it is disclosed to the general public, this Insider Trading Policy imposes certain obligations and restrictions on Company Personnel (and certain related parties) to ensure that any transaction in securities occurs without any actual or perceived violation of applicable securities laws and that our reputation in the marketplace is above reproach.
For purposes of this Insider Trading Policy, all references to “securities” should be read broadly and interpreted as including related derivatives, whether issued by the applicable public company or another third party.
This document is intended to (a) summarize the trading restrictions and reporting requirements imposed upon you by law and (b) outline our trading policy.
Company Personnel are responsible for making sure that they comply with this Insider Trading Policy, and that any family or household member, or person or entity over which such Company Personnel exerts significant influence or controls, as discussed in Section 1 below, also comply with this Insider Trading Policy. In all cases, the responsibility for determining whether an individual is in possession of undisclosed material information rests with that individual, and any action on the part of Celestica or its executive officers, employees or Directors (or those of its subsidiaries) pursuant to this Insider Trading Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.
1.Insider Trading Obligations on Company Personnel And Related Persons
As Company Personnel you are considered, for securities law purposes, to be in a “special relationship” with Celestica. As a result of your position, you may from time-to-

time have access to information that is not available to the general public. It is illegal (and against the provisions of this Insider Trading Policy) for persons in a special relationship with a public company (in Canada, the United States (“U.S.”) or elsewhere) to do any of the following:

•buy or sell securities of that company, or offer to buy or sell such securities (directly or through another), with knowledge of material information before such information has been disclosed to the public, and sufficient time has elapsed for such information to have been adequately disseminated to and absorbed by the public (“generally disclosed”), except pursuant to an approved Automatic Trading Plan, as defined in Section 7;
•inform another person other than in the necessary course of business, of material information relating to that company before such information has been generally disclosed – this prohibited practice is known as “tipping”; or
•with knowledge of material information with respect to the company that has not been generally disclosed, advise, recommend or encourage another person to purchase or sell securities of the company.
To help prevent inadvertent violations of securities laws and to avoid even the appearance of impropriety, gifts or donations of Celestica’s securities are deemed “trades” and are only permitted when you are not in possession of material information that has not been generally disclosed.
In some circumstances, you might also be considered to be in a “special relationship” with a public company with which Celestica has business dealings. For example, if you were privy to non-public material information regarding another public company that is a supplier or customer of Celestica, that Celestica is considering, evaluating or proposing to acquire, until the material information has been generally disclosed, you are prohibited from (a) directly or indirectly trading in securities of such public company, (b) other than in the necessary course of business, communicating to another person such information, or (c) advising, recommending or encouraging another person to purchase or sell securities of the company.
In order to establish that material information has been generally disclosed, it may be necessary to demonstrate that the information has been widely disseminated and public investors have been given a reasonable amount of time to analyze the information. Information generally would be considered widely disseminated if it has been disclosed through a widely circulated news or wire service such as major newswire services, national news services and financial news services.

Family Members and Others
Your spouse, children and other persons residing in your home, persons financially supported by you, relatives whose transactions in Celestica securities are directed by you or are subject to your influence or control, trusts with respect to which you are a trustee, and any other person or entity over which you have control or significant influence (your “Related Persons”), are also considered to be in a special relationship with Celestica. Accordingly, they are also prohibited from trading in any securities, as outlined above, if they are in possession of material information that has not been generally disclosed, and you should make them aware of the need to confer with you before they trade in Celestica’s securities. Similarly, they must not pass such information along to another party or advise, recommend or encourage another party to purchase or sell the applicable securities, each as outlined above. You should not provide undisclosed material information to your family members.
Note, however, that family members are not required to file Insider Trading Reports or Section 16 Reports (defined below), although, in certain circumstances (as discussed below), you may be required to file your own Insider Trading Report or Section 16 Report in respect of trading activity by your family member or other Related Person and you and/or your Related Persons may be subject to Rule 144 under the U.S. Securities Act of 1933, as amended (“U.S. Securities Act”).
2.Material Information
“Material information” concerning a public company (such as Celestica) is:
•a change in the business, operations or capital of the company that would reasonably be expected to have a significant effect on the market price or value of securities of the company (which includes any decision to implement such a change by the board of directors of the company or by senior management of the company who believe that confirmation of the decision by the board is probable);
•a fact that would reasonably be expected to have a significant effect on the market price or value of securities of the company; or
•any information that a reasonable investor would be likely to consider important in deciding whether to buy, hold or sell securities of the company or would view as significantly altering the total mix of information available in the marketplace about the company.
Examples of information that would ordinarily be regarded as material include:
•annual or quarterly financial results or financial outlook, including projections of future earnings or losses or other earnings guidance

•a significant shift in operating or financial circumstances or performance, such as: significant cash-flow increase or reduction, a major write-off or increase in reserves, or a significant change in earnings or earning projections or other guidance
•an unusual gain or loss in major operations
•borrowing a significant amount of funds
•a significant change in management
•a takeover bid or issuer bid
•plans or agreements, with respect to an acquisition of, or merger with, another company
•a significant new client or contract or a significant loss of business or revenue
•a major new product, service or patent
•actual or likely significant litigation or governmental investigation, or the resolution of such litigation or investigation
•plans or agreements, with respect to a major acquisition or disposition of assets, subsidiaries or units
•significant changes in sales volumes, market share, product pricing, mix of sales, strategic plans, or liquidity
•a significant cybersecurity incident
This list is not exhaustive.

3.Additional Insider Reporting Obligations
Additional obligations are imposed on all Reporting Insiders and Section 16 Insiders of Celestica.
A.Reporting Insiders
You are considered to be a Reporting Insider of Celestica if you:
(i)are an employee and report directly to the Chief Executive Officer (“CEO”);
(ii)are a Director; or
(iii)otherwise have been so designated by the Chief Legal Officer (“CLO”) in accordance with Canadian securities laws or otherwise decided by the CLO in his or her discretion.
If you are a Reporting Insider and you acquire, dispose of, or otherwise make a change in your ownership of securities of Celestica, you must complete an Insider Trading Report and file it with the securities regulatory authorities in each

Province and Territory of Canada within five (5) calendar days of the transaction. Note that the five (5) calendar day period commences on the date of the trade, not the settlement date.
The reports are only filed in Canada (on the System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca). Please note, however, that Reporting Insiders in all countries in which Celestica operates are required to file the reports in Canada.
B.Section 16 Insiders
Section 16 Insiders include the Directors, the CEO, the Chief Financial Officer (“CFO”) and the other officers whom the Board of Directors has specifically designated as “Section 16 Officers” within the meaning of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The Exchange Act requires Section 16 Insiders to file forms with the U.S. Securities and Exchange Commission (“SEC”) reporting their transactions in Celestica’s securities (“Section 16 Reports”). Following an initial filing on Form 3, changes in beneficial ownership of Celestica’s securities must be reported on Form 4 within two (2) business days after the date on which such change occurs. See Section D. below.
For the purpose of preventing the unfair use of information which may have been obtained by a Section 16 Insider, any profits realized by any Section 16 Insider from any non-exempt matchable purchase and sale, or sale and purchase, of Celestica securities during a period of less than six-months (so called “short-swing profits”) are subject to recovery by Celestica. When such transactions occur, good faith is no defense. The Section 16 Insider is liable even if compelled to sell for personal reasons, and even if the sale takes place after full disclosure and without the use of any inside information. The liability of a Section 16 Insider under the short swing profit rules of the Exchange Act is only to Celestica. Celestica, however, cannot waive its right to short swing profits, and any Celestica shareholder can bring suit in Celestica’s name.
Section 16 Insiders are also subject to a prohibition on sales of stock which the insider does not own.
C.Pre-Clear Trades
Subject to Section 7 below, Reporting Insiders, Section 16 Insiders and any Celestica employees at the vice president level and above (“Executives”) are required to obtain the approval from the CLO and the CFO (or their respective designees), with notification to the CEO, of any intention by such persons (or their respective Related Persons) to trade in Celestica’s securities. There is no obligation to approve a transaction submitted for pre-clearance, and the CLO and the CFO may determine not to permit the transaction.
When a request for pre-clearance is made, the requestor must send an email to both the CLO and the CFO (with notification to the CEO):
•summarize the details of the proposed transaction(s), including, but not limited to, purchases, sales, gifts or donations;
•confirm that they (and/or their Related Persons) are not aware of any undisclosed material information concerning Celestica;
•if the requester (or their Related Person) is proposing to sell shares, they must also execute and return to the CLO and the CFO the Notice of Proposed Sale attached hereto as “Attachment A” (as amended from time to time) with the request for pre-clearance; and
•if the requestor is a Section 16 Insider (or their Related Person), they must also provide detailed information (including transaction date, number of securities, exact price, and whether an Automatic Trading Plan was used) regarding any transactions (including, but not limited to, purchases, sales, gifts or donations) involving any Celestica securities, within the past 6 months or planned for the next 6 months.
If such approval is granted, the proposed trade must be made within five (5) business days of the receipt of such approval.
If the requestor (and/or their Related Persons, as applicable) becomes aware of undisclosed material information concerning Celestica before the trade is executed, the pre-clearance shall be void and the trade must not be completed. If a person seeks pre-clearance and permission to engage in the transaction is denied or does not receive a response, then they should refrain from initiating any transaction in Celestica securities and should not inform any other person of the denial. If for any reason the trade is not completed with the five (5) business day period, clearance must be obtained again before the trade may be consummated. There may be occasions where those required to pre-clear will be advised that they (and/or their Related Persons, as applicable) cannot trade until further notice.
Pre-clearance does not relieve anyone of his or her responsibility under SEC rules and applicable Canadian securities laws, and pre-clearance does not mean your pre-cleared trade is legal. Ultimate responsibility for determining whether an individual is aware of undisclosed material information about Celestica rests with the individual in all cases.
D.Reporting

If you are a Reporting Insider or Section 16 Insider, you must report transactions in securities you hold directly or indirectly (e.g. through a trust, holding or investment company) and securities over which you exercise control or direction (e.g., pursuant to any contract, arrangement, understanding or relationship (e.g., family relationship), or otherwise, where you have (or share) the power to vote and/or the power to acquire or dispose of such securities), as well as any monetization transaction, secured loan with recourse limited to such securities, or similar arrangement or transaction that changes your economic exposure to or interest in such securities (which may not necessarily involve a trade).
The legal obligation to file such reports rests with the Reporting Insider or Section 16 Insider and not Celestica. However, until further notice, the Legal Department will arrange the filing of Insider Trading Reports and Section 16 Reports on behalf of Reporting Insiders and Section 16 Insiders and therefore must be informed of the completion of any transaction no later than the date of the transaction. All Reporting Insiders and Section 16 Insiders have been notified of the procedures for reporting transactions to the Legal Department in a separate communication. If you require further information, please contact the CLO.
If you are a Reporting Insider or a Section 16 Insider and you elect to file an Insider Trading Report or Section 16 Report directly, you must provide a copy to the Legal Department at the time of filing.
E.Rule 144
Certain persons subject to this Insider Trading Policy (including Reporting Insiders, Section 16 Insiders and others) may also be required to comply with Rule 144 of the U.S. Securities Act in order to sell Celestica securities in the U.S. for any purpose. Section 16 Insiders and other Celestica affiliates must file a notice of the sale (a Form 144) with the SEC at the time of the sale if the sale involves in excess of 5,000 shares or $50,000 in any three-month period. Such persons should ascertain the applicability of any Rule 144 obligations at the time they seek pre-clearance to sell securities as described in paragraph C above.
If you or your Related Persons are subject to Rule 144, you must: (i) instruct your broker who handles trades in Celestica’s securities to follow the brokerage firm’s Rule 144 compliance procedures in connection with all trades; and (ii) ascertain whether such broker will file on your behalf (or on behalf of your Related Persons) as filing agent any required Form 144 (including corrections thereto) with the SEC. If your broker is unable to file any required Form 144 on your behalf, the Legal Department will arrange the filing on your behalf. If you require further information, please contact the CLO.

The legal obligation to comply with Rule 144 rests with you and your Related Persons and not Celestica.
4.Penalties
Violation of the insider trading rules (e.g. “tipping” or trading when you have undisclosed material information about Celestica or, as applicable, another public company) can result in substantial monetary penalties and/or imprisonment. In addition, you may be liable to compensate a person who suffered a loss as a result of the transaction and may be accountable to Celestica for any profit made or loss avoided on the trade or communication, as the case may be. Employees who violate this Insider Trading Policy may also be subject to disciplinary action by Celestica, including dismissal for cause. Financial emergency or other personal circumstances are not mitigating factors under the securities laws and will not excuse your failure to comply with this Insider Trading Policy. In addition, Celestica and/or the supervisors of the person violating the rules may face major civil and/or criminal penalties.
Failure to file an Insider Trading Report or Section 16 Report when required can result in:
•the imposition on you of a late filing fee;
•you being identified as a late filer in Celestica’s public filings and on a public database of late filers maintained by certain securities regulators;
•the issuance of a cease trade order that prohibits you from directly or indirectly trading in or acquiring securities of any public company until the failure to file is corrected or a specified period of time has elapsed;
•you being enjoined from serving as an officer or director of a public company; and/or
•in appropriate circumstances, enforcement proceedings against you by securities regulators.
5.Additional Trading Guidelines
Additional trading guidelines and the restrictions of this Section are imposed on Directors, Reporting Insiders, Section 16 Insiders, Executives and any other Celestica employees designated by the CLO as regularly or periodically having access to material information that has not been generally disclosed (“Designated Insiders”). You will be informed by the CLO if you are a Designated Insider. These trading guidelines are designed to ensure that Celestica, its Directors, Reporting Insiders, Sections 16 Insiders, Executives and Designated Insiders are seen at all times to be acting in an exemplary manner and to ensure that Celestica, its management and its Board of Directors are never unwittingly faced with an embarrassing situation. Even when no blackout periods (as described below) are in effect, anyone in possession of material information about Celestica may not trade in Celestica’s securities until the information has been generally disclosed, unless such trade is made pursuant to an approved Automatic Trading Plan, as defined in Section 7 below, and is otherwise permitted under applicable securities laws. The following restrictions apply to your Related Persons as well.
A. Quarterly Blackout Periods
A blackout period is in effect from and including the 16th day of the last month of each quarter (March, June, September and December) until at least two (2) clear trading days following the public release of our financial results. During this period, you may not trade in Celestica’s securities.
B.Extraordinary Blackout Periods
Additional blackout periods may be prescribed from time to time by the CLO, in consultation with the CFO, at any time at which it is determined there may be undisclosed material information concerning Celestica that makes it inappropriate for you to be trading. In such circumstances, a notice will be issued by the CLO instructing you not to trade in Celestica’s securities until further notice. This notice will contain a reminder that the fact that there is a restriction on trading may itself constitute material information and must be kept confidential.
C.Gifts
Gifts or donations of Celestica’s securities are deemed “trades” under this Insider Trading Policy, and are only permitted when you are not in possession of material information that has not been generally disclosed, and are not subject to any trading blackout period described in this Section 5.
D.Exemptions
Individuals subject to a blackout period who wish to trade may apply to the CLO for approval to trade in Celestica’s securities during a blackout period. Any such request should describe the nature of and reasons for the proposed trade, and certify that the individual is not in possession of undisclosed material information concerning Celestica. The CLO will consider such requests and inform the requisitioning individual whether or not the proposed trade may be made. The requisitioning individual may not make any such trade unless and until such specific approval has been granted. Also see Section 7 below regarding approved Automatic Trading Plans.
E.Blackout Period Following Material Press Releases
When Celestica issues a press release disclosing material information, you may not trade in Celestica’s securities for at least two (2) clear trading days following the issuance of the release (so that public investors have been given a reasonable amount of time to analyze the information).
F.Undisclosed Information Ceasing to be Material
In certain situations, undisclosed material information may cease to be material (e.g. a potential transaction that was the subject of the information is abandoned). If you believe this to have occurred, contact the CLO prior to trading in Celestica’s securities or, as applicable, the counterparty public company’s securities.
6.No Short-Term or Hedging Transactions
Company Personnel are prohibited from entering into speculative transactions and transactions designed to hedge or offset a decrease in market value of equity securities of Celestica. You may not directly (or indirectly through another person or entity): sell short Celestica securities; buy or sell put or call options on Celestica’s securities; or purchase financial instruments (including prepaid variable contracts, equity swaps, collars or units of exchange funds) which are designed to hedge or offset a decrease in market value of Celestica securities.
7.Approved Automatic Trading Plans
The trading blackouts and pre-clearance requirements described in Section 3 and this Section 7 shall not apply to transactions in Celestica’s securities pursuant to an approved automatic plan (an “Automatic Trading Plan”). However, you may not establish, modify or terminate (prior to scheduled completion) an Automatic Trading Plan during any trading blackout described in this Section 7 or otherwise while you are aware of material information about Celestica that has not been generally disclosed, and the approval procedures described below shall apply to any such establishment, modification or termination.
To constitute an Automatic Trading Plan, the trading plan must be approved by the CLO, or his or her designee (or by the CFO if the CLO is unavailable), and meet the requirements of both Rule 10b5-1 (or any successor provision, in each case then in effect) under the Exchange Act, and Section 175(2)(b) of the Regulations under the Securities Act (Ontario) (and similar provisions of other applicable Canadian securities legislation).
Any Automatic Trading Plan must be submitted for approval five (5) business days prior to the entry into the Automatic Trading Plan. If a person seeks approval of an Automatic Trading Plan and approval is denied or such person does not receive a response, then they should not implement such plan and should not inform any other person of the denial. No further pre-approval of transactions conducted pursuant to an approved Automatic Trading Plan will be required, provided that such plan may not be terminated prior to its scheduled completion or modified in any respect after such initial approval without such termination or modification being approved in advance pursuant to the procedures for the initial approval of such plan described above. The establishment, termination (prior to scheduled completion) or modification by Section 16 Officers of Automatic Trading Plans (as well as non-Rule 10b5-1 trading arrangements, as defined by the SEC), including the material terms of any such plans or arrangements (other than pricing), must be disclosed quarterly.
Celestica reserves the right from time to time to suspend, discontinue or otherwise prohibit any transaction in Celestica’s securities, even pursuant to a previously approved Automatic Trading Plan, if it, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of Celestica. Any Automatic Trading Plan submitted for approval hereunder should explicitly acknowledge Celestica’s right to prohibit transactions in Celestica’s securities.
Automatic Trading Plans do not exempt applicable individuals from complying with Section 16 reporting rules, liability for short-swing trades, or the obligation to file a Form 144.
8.No Standing Orders or Discretionary Authority
In order to avoid inadvertent conflict with this Insider Trading Policy, other than pursuant to an approved Automatic Trading Plan, Company Personnel are strongly urged to not to place standing orders (to sell or buy) with a broker. Other than pursuant to an approved Automatic Trading Plan, you are cautioned not to provide others (such as brokers) with discretion to make purchases or dispositions, as for securities law purposes such trades are considered to be yours.
9.No Margin Purchases or Pledging of Securities
Securities held in a margin account or pledged as collateral for a loan may be sold by your broker without your consent if you fail to meet a margin call, or by the lender in foreclosure if you were to default on the loan. Because a margin or foreclosure sale may occur at a time when you are aware of undisclosed material information, this could result in unlawful insider trading. Accordingly, Company Personnel are prohibited from purchasing Celestica’s securities on margin, borrowing against Celestica securities held in a margin account, or pledging Celestica securities as collateral for a loan.
It is not always clear whether information would be considered to be material or what the reaction of the market would be to certain information. Due to this uncertainty, it is possible that you might be found, with the benefit of hindsight, to have improperly traded on undisclosed material information. It may also be difficult for you to prove that you were unaware of the existence of certain information if you are regularly in a position to have access to non-public information.

10.Stock Options
Company Personnel are prohibited from exercising an option granted by Celestica under an equity incentive plan, or selling shares acquired upon the exercise of such an option, at any time when you are otherwise subject to a trading restriction under this Insider Trading Policy. Notwithstanding the stipulated expiry date for such an option, in accordance with the terms and conditions of the grant, the latest exercise date will be extended to the tenth business day following the last day of a blackout period if the latest exercise date would otherwise occur in a blackout period or within five (5) calendar days of the end of the blackout period.
11.Communications and Blackout Periods
Any communications with the media, investors or analysts must be directed to the head of corporate communications or the head of investor relations. This is particularly important during blackout periods (as described above). During these periods, we exercise particular caution with respect to public statements regarding our financial results and business prospects.
Given the importance of our reputation in the marketplace and the need to ensure that all investors are on equal footing with respect to material information concerning Celestica, it is important that you act prudently. If you are in doubt as to whether a particular trade would violate this Insider Trading Policy, you should refrain from trading or seek clarification from the CLO prior to trading.
12.Post-Termination Transactions
If Company Personnel is in possession of undisclosed material information when his or her service terminates, that individual may not engage in transactions in Celestica’s securities until that information has become public or is no longer material.
13.Acceptance
Company Personnel will confirm understanding and acceptance of this Insider Trading Policy in conjunction with company led training initiatives.

ATTACHMENT A
NOTICE OF PROPOSED SALE IN THE UNITED STATES
TO: CLO/CFO
Acknowledgement
I hereby acknowledge that a Notice of Proposed Sale of Securities Pursuant to Rule 144 under the U.S. Securities Act (a Form 144) may be required to be filed with the SEC electronically in accordance with the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) by “affiliates” (or their Related Persons, as defined in the Insider Trading Policy) concurrently with placing an order with a broker to execute a sale of Celestica’s securities in the United States or the execution directly with a market maker of such a sale. I confirm that I am responsible for the completion of any required Form 144 and in complying with any other applicable requirements of Rule 144.
Details of the Proposed Transaction
1.Are the shares to be sold in the U.S.?

2.Were the shares to be sold issued privately offshore while Celestica was a foreign private issuer?

3.Who is the seller and what is the seller’s title with Celestica (and/or its subsidiaries)?

4.If applicable, when were the options, restricted share units, performance share units or deferred share units underlying the shares to be sold issued?

5.If applicable, when was the exercise price of the option paid in full?

6.When/how did the seller acquire the shares to be sold?

7.How long has the seller held the shares to be sold?

8.How many shares does the seller (combined with the seller’s Related Persons) intend to sell in any 3-month period?

9.Have there been any purchases/sales by the seller (or your Related Persons) within the last (a) three months and (b) six months? If so, provide detail.

10.Are any purchases/sales (or option exercises) by the seller (or your Related Persons) anticipated within the next (a) three months and (b) six months? If so, provide detail.

11.Is the proposed sale to be implemented under an Automatic Trading Plan?

12.If the proposed sale is to be implemented under an Automatic Trading Plan, you agree to provide any information requested regarding such plan for the purpose of providing required disclosures.

13.Has your broker agreed to file on your behalf (or on behalf of your Related Persons) as filing agent any required Form 144 (including corrections thereto) with the SEC, and assist you in complying with any other applicable requirements of Rule 144?

Name:
Title:
Signature:
Date: